SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  22  April 2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares

11 April 2014
Paragraph 3.1.4 of the Disclosure and Transparency Rules

INTERCONTINENTAL HOTELS GROUP PLC (the "Company")

Notification of transactions of directors, persons discharging managerial responsibilities ("PDMRs") and connected persons

1.   The following directors and other PDMRs have been awarded conditional rights over the number of the Company's ordinary shares of 14 194/329 pence ("Ordinary Shares") shown below under the Company's Long Term Incentive       Plan ("LTIP") 2014/2016. The performance measurement period is from 1 January 2014 to 31 December 2016 and the awards will vest on the business day after the announcement of the Company's 31 December 2016 year-end       financial results, subject to the satisfaction of performance conditions. Under the terms of the LTIP 2014/2016, the maximum number of shares that can be transferred if performance conditions are met in full are as follows:

Director	Number of Ordinary Shares awarded
Paul Edgecliffe-Johnson	45,125
Kirk Kinsell	51,426
Tracy Robbins	46,952
Richard Solomons	82,193

Other PDMRs
Keith Barr	34,378
Angela Brav	30,491
Kenneth Macpherson	29,009
Eric Pearson	32,152
Jan Smits	30,397
George Turner	30,008

2.   The PDMRs shown below have been awarded the number of Ordinary Shares shown below under the Company's Annual Bonus Plan and, following immediate vesting of these Ordinary Shares, the number of Ordinary Shares (net of income tax and social security liabilities) shown below have been released for no consideration:

Name of PDMR	Number of Ordinary Shares awarded	Net number of shares released
Kenneth Macpherson	2,096	1,150
George Turner	2,096	1,108

---------------Ends--------------
For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey):    +44 (0)1895 512 000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	22 April 2014